UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

THE PENN TRAFFIC COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707832200
(CUSIP Number)

King Street Capital Management, L.P. 65 East 55th Street, 30th Floor New York, N.Y. 10022 212-812-3100 Attn: General Counsel
(Name, address and telephone numbers of person authorized to receive notices and communications)

December 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 707832200	Page 2 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 438,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 438,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 707832200	Page 3 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 938,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 938,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 707832200	Page 4 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 438,830
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 438,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 707832200	Page 5 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 938,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 938,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 707832200	Page 6 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Master Advisors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 938,934
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 938,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 707832200	Page 7 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital Management, L.P. (formerly King Street Capital Management, L.L.C.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,377,764
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,377,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 707832200	Page 8 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) King Street Capital Management GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,377,764
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,377,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 707832200	Page 9 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) O. Francis Biondi, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,377,764
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,377,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
CUSIP No. 707832200	Page 10 of 17

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brian J. Higgins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,377,764
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,377,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,377,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

Explanatory Note.

This Amendment No. 2 (this “Amendment”) to the Schedule 13D originally filed on June 15, 2007 (the “Schedule 13D”), as amended by Amendment No.1 filed on December 14, 2007, is being filed to reflect (i) the conversion of King Street Capital Management, L.L.C., a Delaware limited liability company, into King Street Capital Management, L.P., a Delaware limited partnership; (ii) the addition of King Street Capital Management GP, L.L.C., a Delaware limited liability company, King Street Capital Master Fund, Ltd., a British Virgin Islands business company, and King Street Master Advisors, L.L.C., a Delaware limited liability company, as Reporting Persons (as defined below); and (iii) the increase in the Reporting Persons’ beneficial ownership in the common stock of The Penn Traffic Company (the “Company”), a Delaware corporation, due to the fact that the shares of Series A Convertible Preferred Stock of the Company, par value $0.01 per share (the “Preferred Stock”), owned by the Reporting Persons became convertible on December 14, 2008.  Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D, as amended.  As specifically amended and supplemented by this Amendment, the Schedule 13D, as amended, shall remain in full force and effect.

ITEM 2.                  Identity and Background.

Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) – (c) and (f).  The persons filing this Schedule 13D are King Street Capital, L.P., a Delaware limited partnership (“KSC L.P.”), King Street Capital, Ltd., a British Virgin Islands business company (“KSC Ltd.”), King Street Advisors, L.L.C., a Delaware limited liability company (“KSA”), King Street Capital Master Fund, Ltd., a British Virgin Islands business company (“KSC MF”), King Street Master Advisors, L.L.C., a Delaware limited liability company (“KSMA”), King Street Capital Management, L.P., a Delaware limited partnership (“KSCM”), King Street Capital Management GP, L.L.C., a Delaware limited liability company (“KSCM GP”), Mr. O. Francis Biondi, Jr. (“Mr. Biondi”) and Mr. Brian J. Higgins (“Mr. Higgins” and, collectively with KSC L.P., KSC Ltd., KSA, KSC MF, KSMA, KSCM, KSCM GP and Mr. Biondi, the “Reporting Persons”).  KSA is the sole general partner of KSC L.P.  KSMA is the sole shareholder of KSC MF.  KSCM GP is the sole general partner of KSCM.  Mr. Biondi and Mr. Higgins are the sole managing members of KSA, KSMA and KSCM GP.

KSC L.P.’s principal business is to invest in and trade securities and other financial instruments for the benefit of the holders of its partnership interests.  KSC MF’s principal business is to invest in and trade securities and other financial instruments for the benefit of KSC Ltd.  KSC Ltd.’s principal business is to act as a feeder fund for KSC MF.  KSA’s principal business is to act as the general partner of KSC, L.P.  KSMA’s principal business is to act as the sole shareholder of KSC MF and exercise supervisory power over KSCM with respect to its role as the investment manager of KSC MF.  KSCM’s principal business is to act as the investment manager of KSC L.P., KSC Ltd, KSC MF and other entities.  KSCM GP’s principal business is to act as the general partner of KSCM.  The principal business of each of Mr. Biondi and Mr. Higgins is to act as a managing member of KSA, KSMA, KSCM GP and other entities.  Mr. Biondi and Mr. Higgins are both United States citizens.

The name, business address, present principal occupation and citizenship of each director of KSC Ltd. and KSC MF and each executive officer of KSCM GP is set forth on Schedule A attached hereto.

The principal business address of each of KSC Ltd. and KSC MF is care of Codan Trust Company (B.V.I.) Ltd., Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110.  The principal business address of each of KSC L.P., KSA, KSMA, KSCM, KSCM GP, Mr. Biondi and Mr. Higgins is 65 East 55th Street, 30th Floor, New York, New York 10022.

(d) – (e).  During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the directors of KSC Ltd. or KSC MF or executive officers of KSCM GP has been convicted in any criminal proceedings or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 4.                 Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following sentence at the end of the first paragraph:

On December 14, 2008, the shares of Preferred Stock, by their terms, became convertible at the option of their holders into shares of Common Stock.

ITEM 5.                 Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

KSC L.P.   KSC L.P. beneficially owns, and shares voting and dispositive power over, 438,830 shares of Common Stock, including 374,208 shares held by it and 64,622 shares into which the 955.5 shares of Preferred Stock held by it are convertible.  These shares represent 5.0% of the total outstanding shares of Common Stock.

KSC MF.  KSC MF beneficially owns, and shares voting and dispositive power over, 938,934 shares of Common Stock, including 800,700 shares held by it and 138,234 shares into which the 2,044.5 shares of Preferred Stock held by it are convertible.  These shares represent 10.7% of the total outstanding shares of Common Stock.

KSA.  By virtue of its relationship with KSC L.P. (as disclosed in Item 2 of this Schedule 13D), KSA may be deemed to beneficially own, and to share voting and dispositive power over, the 438,830 shares of Common Stock beneficially owned by KSC L.P.  These shares represent 5.0% of the total outstanding shares of Common Stock.

KSC Ltd.  By virtue of its relationship with KSC MF (as disclosed in Item 2 of this Schedule 13D), KSC Ltd. may be deemed to beneficially own, and to share voting and dispositive power over, the 938,934 shares of Common Stock beneficially owned by KSC MF.  These shares represent 10.7% of the total outstanding shares of Common Stock.

KSMA.  By virtue of its relationship with KSC MF (as disclosed in Item 2 of this Schedule 13D), KSMA may be deemed to beneficially own, and to share voting and dispositive power over, the 938,934 shares of Common Stock beneficially owned by KSC MF.  These shares represent 10.7% of the total outstanding shares of Common Stock.

KSCM.  By virtue of its relationship with KSC L.P. and KSC Ltd. (as disclosed in Item 2 of this Schedule 13D), KSCM may be deemed to beneficially own, and to share voting and dispositive power over, the 1,377,764 shares of Common Stock beneficially owned by KSC L.P. and KSC Ltd.  These shares represent 15.6% of the total outstanding shares of Common Stock.

KSCM GP.  By virtue of its relationship with KSCM (as disclosed in Item 2 of this Schedule 13D), KSCM GP may be deemed to beneficially own, and to share voting and dispositive power over, the 1,377,764 shares of Common Stock beneficially owned by KSC L.P. and KSC Ltd.  These shares represent 15.6% of the total outstanding shares of Common Stock.

O. Francis Biondi, Jr.  By virtue of his relationship with KSA and KSCM GP (as disclosed in Item 2 of this Schedule 13D), Mr. Biondi may be deemed to beneficially own, and to share voting and dispositive power over, the 1,377,764 shares of Common Stock beneficially owned by KSC L.P. and KSC Ltd.  These shares represent 15.6% of the total outstanding shares of Common Stock.

Brian J. Higgins.   By virtue of his relationship with KSA and KSCM GP (as disclosed in Item 2 of this Schedule 13D), Mr. Higgins may be deemed to beneficially own, and to share voting and dispositive power over, the 1,377,764 shares of Common Stock beneficially owned by KSC L.P. and KSC Ltd.  These shares represent 15.6% of the total outstanding shares of Common Stock.

The share numbers referenced above are as of January 13, 2009.  The Preferred Stock accrues dividends daily at a rate of 8% per annum and each share of Preferred Stock is convertible into a number of shares of Common Stock determined by dividing $1,000 plus all accrued and unpaid dividends by the conversion price.  The number of shares of Common Stock into which the shares of Preferred Stock are convertible as set forth above was calculated based on the accrued and unpaid dividends as of January 13, 2009 and a conversion price of $16.12 per share.  The percentages of the outstanding shares of Common Stock referenced above were calculated based on 8,626,683 shares of Common Stock outstanding as of December 5, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended November 1, 2008.

Because of the relationships disclosed in Item 2 of this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, and as such, each member of the group would be deemed to beneficially own, in the aggregate, all of the shares of the Common Stock beneficially owned by members of the group. The Reporting Persons do not admit that they constitute a group within the meaning of Rule 13d-5.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of KSA, KSC Ltd., KSMA, KSCM, KSCM GP, Mr. Biondi and Mr. Higgins that it or he is the beneficial owner of any of the shares of Common Stock reported under this Schedule 13D,  either for purposes of Section 13(d) of the Exchange Act or for any other purpose, and any such beneficial ownership thereof is expressly disclaimed.

ITEM 6.	Contract, Arrangement, Understandings or Relationship with Respect to Securities of the Company.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 30, 2009, a copy of which is attached hereto as Exhibit 99.1.

ITEM 7. Material to be Filed as Exhibits.

Exhibit                    Description

99.1
Agreement, dated as of January 30, 2009, by and among King Street Capital, L.P., King Street Capital, Ltd., King Street Capital Master Fund, Ltd.,  King Street Advisors, L.L.C., King Street Master Advisors, L.L.C., King Street Capital Management GP, L.L.C., King Street Capital Management, L.P., Mr. O. Francis Biondi, Jr. and Mr. Brian J. Higgins.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2009

KING STREET CAPITAL, L.P.
By:   King Street Advisors, L.L.C.,
         Its General Partner

By:   /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL, LTD.

By:   /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET ADVISORS, L.L.C.

By:   /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL MASTER FUND, LTD.

By:   /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Director

KING STREET MASTER ADVISORS, L.L.C.

By:   /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL MANAGEMENT, L.P.
By:    King Street Capital Management GP, L.L.C.
Its General Partner

By:   /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

KING STREET CAPITAL MANAGEMENT GP, L.L.C.

By:   /s/ Brian J. Higgins
        Name:  Brian J. Higgins
        Title:    Managing Member

/s/ O. Francis Biondi, Jr.
O. FRANCIS BIONDI, JR.

/s/ Brian J. Higgins
BRIAN J. HIGGINS

SCHEDULE A

Executive Officers of King Street Capital Management GP, L.L.C.

The following sets forth the name, title, present principal occupation or employment and citizenship of each of the executive officers of KSCM GP.  KSCM GP has no directors.  To the knowledge of the Reporting Persons, except as set forth in this statement on Schedule 13D, none of the executive officers of KSCM GP owns any shares of the Company’s Common Stock.

Name and Citizenship	Title at KSCM GP	Present Principal Occupation and Business Address (Principal Business of Employer)
O. Francis Biondi, Jr.	Managing Member	Managing Member
United States		King Street Capital Management GP, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Brian J. Higgins	Managing Member	Managing Member
United States		King Street Capital Management GP, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Bruce S. Darringer	Chief Operating Officer	Chief Operating Officer
United States		King Street Capital Management GP, L.L.C.
65 East 55th Street, 30th Floor
New York, New York 10022

Directors of King Street Capital, Ltd. and King Street Capital Master Fund, Ltd.

The following sets forth the name, title, present principal occupation or employment, business address and citizenship of each of the directors of KSC Ltd.  KSC Ltd. has no executive officers.  To the knowledge of the Reporting Persons, except as set forth in this statement on Schedule 13D, none of the directors of KSC Ltd. owns any shares of the Company’s Common Stock.

Name and Citizenship	Title at KSC Ltd. and KSC MF	Present Principal Occupation and Business Address (Principal Business of Employer)
Brian J. Higgins	Director	Managing Member
United States		King Street Capital Management GP, L.L.C.
65 East 55th Street
30th Floor
New York, New York 10022

Peter W. Poole	Director	Managing Director
United Kingdom		Sable Trust Limited
Third Floor, Nagico Building
Main Street, P.O. Box 765
Road Town, Tortola
British Virgin Islands

Graham Cook	Director	Managing Director
United Kingdom		TMF (B.V.I.) Ltd.
TMF Place, P.O. Box 964
Road Town, Tortola
British Virgin Islands